Exhibit 99.1
For Immediate Release: November 7, 2011
For More Information, Contact:
Thomas C. Leonard, Senior Vice President and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305
Pennichuck Corporation Announces Third Quarter 2011 Earnings
Year-to-Date Adjusted EPS Up 21% Over Prior Year
MERRIMACK, NH (November 7, 2011) - Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its third quarter ended September 30, 2011 was $2.4 million, or $0.50 per share (diluted), on revenues of $11.9 million. Adjusted for non-operating eminent domain and merger-related costs incurred in connection with the Company’s agreement to be acquired by the City of Nashua, New Hampshire, which totaled $99,000, third quarter earnings were $0.51 per share (diluted). This compares to net income for the third quarter in 2010 of $2.3 million, or $0.48 per share (diluted), on revenues of $11.8 million. Adjusted for eminent domain and merger-related costs which totaled $159,000, 2010 third quarter earnings were $0.50 per share (diluted).
The increase in 2011 third quarter earnings of $104,000 was due principally to increased water utility revenues of $95,000, lower utility operating expenses of $33,000 and lower merger-related costs of $60,000, offset in part by increased income tax expense of $69,000. The increase in utility revenues for the quarter resulted from an 11.95% permanent rate increase granted to the Company’s Pennichuck Water regulated utility subsidiary in June 2011, net of the effects of an approximate 15% decline in water usage volumes in this year’s third quarter. Weather conditions for the third quarter of 2010 were unusually dry and warm. The decrease in utility operating expenses was due principally to decreased production costs as a result of the lower water usage volumes, partly offset by higher real property taxes including state utility taxes and higher healthcare and other employee benefit costs.
For the nine months ended September 30, 2011, net income was $4.0 million, or $0.83 per share (diluted), on revenues of $30.2 million. Adjusted for eminent domain and merger-related costs which totaled $672,000, earnings for the nine months ended September 30, 2011 were $0.92 per share (diluted). This compares to net income for the nine months ended September 30, 2010 of $3.3 million, or $0.71 per share (diluted), on revenues of $28.3 million. Adjusted for eminent domain and merger-related costs which totaled $392,000, earnings for the nine months ended September 30, 2010 were $0.76 per share (diluted). Adjusted earnings of $0.92 per share represents a 21% increase over adjusted earnings of $0.76 per share.

The increase in net income for the nine months ended September 30, 2011, compared with the same period in the prior year, was due principally to increased water utility revenues of $1.8 million, offset in part by higher utility operating expenses of $542,000, higher eminent domain and merger-related costs in the amount of $280,000 and increased income tax expense of $408,000. The increase in utility revenues resulted from a 10.8% temporary rate increase prospectively granted to the Company’s Pennichuck Water Works, Inc. regulated water utility subsidiary (“Pennichuck Water”) in October 2010 and the replacement of that temporary rate order by an 11.95% permanent rate increase granted in June 2011, net of the effects of lower water usage volumes in the third quarter of the current year due to comparatively cooler weather and continued water conservation. In June of this year, the Company also recorded recoupment operating revenues of approximately $1.2 million based on rates set in the permanent rate order for service rendered from June 2010 to June 2011. The increase in utility operating expenses was due principally to increased production, transmission and distribution costs, higher real property taxes including state utility taxes and higher healthcare and other employee benefit costs.
Commenting on the results for the third quarter, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “The timely receipt of rate relief by Pennichuck Water resulted in revenues and net income that compare favorably with 2010 even though consumption dropped 15% primarily as a result of a return to more seasonable weather in the current year.”
Commenting on the Company’s planned acquisition by the City of Nashua, Mr. Montopoli added, “I am pleased that we were able to reach a settlement with the NHPUC staff and a majority of the intervenors, which was filed and then reviewed at an NHPUC hearing on October 25, 2011. We are currently awaiting a decision from the NHPUC. If we receive a favorable decision, I would expect Nashua to complete its bond issue as soon as practicable in order to close the transaction no later than the first quarter of 2012.”
Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company’s real estate operations are involved in the ownership, management and environmentally responsible commercialization of real estate in southern New Hampshire.
Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.” However, upon the completion of the proposed merger with the City of Nashua, Pennichuck’s common stock will cease to be publicly-traded. The Company’s website is at www.pennichuck.com.

Forward-Looking Statements
This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, a future judicial or regulatory determination that events prior to the November 11, 2010 effective date of our merger agreement with the City of Nashua constituted a final determination of the price to be paid under RSA 38:13 and triggered the statutory 90-day period within which the City was required to decide whether to take, by eminent domain, the assets of our Pennichuck Water Works, Inc. subsidiary; the expiration of said 90-day period without the City having made any such decision; whether the merger transaction is approved by the NHPUC; whether the merger transaction is ultimately consummated; Nashua’s ability to obtain appropriate financing for the merger; the outcome of requests for rate relief from the NHPUC from time to time; changes in governmental regulations; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statement.

Pennichuck Corporation and Subsidiaries
Comparative Financial Results

Quarter Ended September 30:	2011	2010
Operating Revenues	$11,901,000	$11,765,000
Operating Income	$4,869,000	$4,762,000
Net Income	$2,377,000	$2,273,000
Earnings Per Common Share:
Basic	$0.51	$0.49
Diluted	$0.50	$0.48
Weighted Average Common Shares Outstanding:
Basic	4,685,170	4,660,077
Diluted	4,759,575	4,696,338

Nine Months Ended September 30:	2011	2010
Operating Revenues	$30,214,000	$28,294,000
Operating Income	$9,709,000	$8,448,000
Net Income	$3,966,000	$3,344,000
Earnings Per Common Share:
Basic	$0.85	$0.72
Diluted	$0.83	$0.71
Weighted Average Common Shares Outstanding:
Basic	4,682,220	4,657,404
Diluted	4,755,818	4,685,389

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